Exhibit 5.1

Nason, Yeager, Gerson White & Lioce, P.A.

1645 Palm Beach Lakes Blvd., Suite 1200

West Palm Beach, FL 33401

August 26 , 2015

Vapor Corp.

3001 Griffin Road

Dania Beach, Florida 33312

Attention: Jeffrey Holman, Chief Executive Officer

Re: Vapor Corp. / Form S-3

Dear Mr. Holman:

You have requested our opinion with respect to certain matters in connection with the filing by Vapor Corp. (the “Registrant”) of a Registration Statement on Form S-3 (the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”) covering 5,615,933 shares of the Registrant’s common stock, par value $0.001 per share, consisting of

(i)	up to 3,516,824 shares of the Registrant’s common stock (the “Shares”) which may be offered by the selling shareholders identified in the Registration Statement (the “Selling Shareholders”);

(ii)	822,960 shares of the Registrant’s common stock issuable upon exercise of warrants (the “Warrants”) by the Selling Shareholders (such shares issuable upon exercise, the “Warrant Shares”) which may then be offered by the Selling Shareholders;

(iii)	1,215,911 shares of the Registrant’s common stock issuable upon conversion of convertible notes (the “Notes”), including interest accruable through maturity, by the Selling Shareholders (such shares issuable upon conversion, the “Note Shares”) which may then be offered by the Selling Shareholders; and

(iv)	60,238 shares of the Registrant’s common stock issuable upon delivery of restricted stock units (the “RSUs”, and the shares issuable upon delivery, the “RSU Shares”) which may then be offered by the Selling Shareholders.

In connection with this opinion, we have examined such documents and such matters of fact and law as we have deemed necessary as a basis for this opinion. We have assumed the genuineness and authenticity of all documents submitted to us as originals, the conformity to originals of all documents submitted to us as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

The opinions expressed herein are limited to the General Corporation Law of the State of Delaware, as currently in effect, and we express no opinion as to the effect of any other law of the State of Delaware or the laws of any other jurisdiction.

Subject to the foregoing and in reliance thereon, it our opinion that:

1.	The Shares are validly issued, fully paid and nonassessable securities of the Registrant; and

2.	Upon the exercise of the Warrants, receipt by the Registrant of consideration therefore, and issuance and delivery of the Warrant Shares in accordance with the terms of each of the Warrants and the agreements pursuant to which the Warrants were issued, the Warrant Shares will be validly issued, fully paid and nonassessable securities of the Registrant.

3.	Upon conversion of the Notes and issuance and delivery of the Note Shares in accordance with the terms of each of the Notes and the agreements pursuant to which the Notes were issued, the Note Shares will be validly issued, fully paid and nonassessable securities of the Registrant.

4.	Upon delivery of the RSU Shares in accordance with the terms of the agreements pursuant to which the RSUs were issued, the RSU Shares will be validly issued, fully paid and nonassessable securities of the Registrant.

We consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Commission.

This opinion is solely for your benefit and may not be relied upon by any person without our prior written consent.

Very truly yours,

/s/ Nason, Yeager, Gerson White & Lioce, P.A
Nason, Yeager, Gerson White & Lioce, P.A.